Exhibit 99.4

JOINT FILING AGREEMENT

The undersigned agree that this Amendment, and any amendments hereto, relating to the common stock, par value $0.001 per share, of China Advanced Construction Materials Group, Inc.. shall be filed on behalf of the undersigned.

May 29, 2018

Hou Sing International Business Limited.

By:
Name: Dengshen Wu
Title: Sole Shareholder

Denshen Wu
By: